UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 11, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aeterna Zentaris Inc.

File No. 000-30752 - CF# 24996

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Aeterna Zentaris Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on March 30, 2010.

Based on representations by Aeterna Zentaris Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.1	through March 30, 2020
Exhibit 99.2	through March 30, 2020
Exhibit 99.3	through March 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel